Exhibit 2.1

SECOND AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of January 10, 2022 (the “Second Amendment Date”), is made and entered into by and among SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), SUPERNOVA MERGER SUB, INC., a Delaware corporation and direct, wholly owned subsidiary of Acquiror (“First Merger Sub”), SUPERNOVA ROMEO MERGER SUB, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Acquiror (“Second Merger Sub” and together with First Merger Sub, “Merger Subs”), and Rigetti Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, Acquiror, Merger Subs, and the Company are each a party to that certain Agreement and Plan of Merger, dated as of October 6, 2021 (as amended, the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (i) First Merger Sub will merge with and into the Company, with the Company being the surviving corporation of the First Merger, and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger; and

WHEREAS, in accordance with and as permitted by Section 12.10 of the Merger Agreement, the parties hereto desire to amend the Merger Agreement in the manner set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

AMENDMENT

1. Merger Agreement Amendments. The Merger Agreement is hereby amended as follows:

(a) Definitions

(i)	Nasdaq. Section 1.01 of the Merger Agreement is hereby amended to add the following definition in alphabetical order:

“Nasdaq” means the Nasdaq Stock Market.

(ii)	Second Amendment Date. Section 1.01 of the Merger Agreement is hereby amended to add the following definition in alphabetical order:

“Second Amendment Date” means January 10, 2022.

(b) NYSE Listing. Section 6.13 is hereby deleted in its entirety and replaced with the following:

NYSE Listing. The issued and outstanding units of Acquiror, each such unit comprised of one Acquiror Class A Ordinary Share and one-fourth of one Acquiror Warrant (an “Acquiror Unit”), are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SNII.U”. The issued and outstanding Acquiror Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SNII”. The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SNII.WS”. Acquiror is in compliance in all material respects with the rules of the NYSE and Nasdaq and, as of the date hereof and as of the Second Amendment Date, there is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Shares or Acquiror Warrants or terminate the listing of Acquiror Shares or Acquiror Warrants on the NYSE or Nasdaq. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Shares or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement. As of the date hereof, Acquiror has not received any notice from the NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Acquiror Shares or Acquiror Warrants from the NYSE or the SEC, other than notice from the NYSE regarding the late filing of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, except in reference to the Acquiror’s request to seek such de-listing in accordance with Section 8.05.

(c) Acquiror NYSE Listing. References to “NYSE” in the second sentence of Section 8.05 of the Merger Agreement shall be replaced with references to “Nasdaq”. Additionally, the following sentence shall be added as the third sentence of Section 8.05 of the Merger Agreement:

Acquiror shall use respective reasonable best efforts to cause Acquiror Shares and Acquiror Warrants to be delisted from NYSE and to terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act as of the Closing Date or as soon as practicable thereafter.

(d) Acquiror Special Meeting. Section 9.03(b)(i)(B)(8) is hereby deleted in its entirety and replaced with the following:

(8) any other proposals as any of the SEC, NYSE or Nasdaq (or the respective staff members thereof) may indicate are necessary in its comments to the Proxy Statement/Registration Statement or in correspondence related thereto, or any other proposals the Parties agree are necessary or desirable to consummate the Transaction;

(e) Listing Approval. Section 10.01(g) is hereby deleted in its entirety and replaced with the following:

Listing Approval. Acquiror’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the First Effective Time, Acquiror shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and Acquiror shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the First Effective Time, and the Domesticated Acquiror Common Stock and the Domesticated Acquiror Warrants to be issued in connection with the Transactions shall have been approved for listing on Nasdaq.

2. Interpretation. References to “this Agreement” in the Merger Agreement or words of similar import mean the Merger Agreement as amended by this Amendment.

3. Other Provisions Unaffected. Except as expressly amended by this Amendment, the Merger Agreement shall remain unchanged and in full force and effect in accordance with its terms.

4. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement and/or the Transactions, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws or statute of limitations of another jurisdiction.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD.

By:	/s/ Michael Clifton
Name: Michael Clifton
Title: Director

SUPERNOVA MERGER SUB, INC.

By:	/s/ Michael Clifton
Name: Michael Clifton
Title: Secretary

SUPERNOVA ROMEO MERGER SUB, LLC

By:	/s/ Michael Clifton
Name: Michael Clifton
Title: Secretary

[Signature Page to Merger Agreement Amendment]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

RIGETTI HOLDINGS, INC.

By:	/s/ Rick Danis
Name: Rick Danis
Title: Secretary

[Signature Page to Merger Agreement Amendment]

5